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                          September 22, 2023

       Paresh Patel
       Chief Executive Officer & Chairman of the Board of Directors HCI Group, Inc.
       3802 Coconut Palm Drive
       Tampa, FL 33619

                                                        Re: HCI Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 8,
2023
                                                            File No. 333-274424

       Dear Paresh Patel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Curt P. Creely, Esq.